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                               January 17, 2024

       Henry W. Bromley
       Chief Financial Officer
       Kidoz Inc.
       1685 West 4th Avenue, Suite 220
       Vancouver, BC, V6J 1L8 Canada

                                                        Re: Kidoz Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No.
333-120120-01

       Dear Henry W. Bromley:

              We have reviewed your December 22, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18,
       2023 letter.

       Form 20-F for Fiscal Year Ended December 31, 2022

       General

   1. We note your response to prior comment 1. Through January 11, 2023 you used reporting forms applicable to
U.S. domestic companies (i.e., Forms 10-K, 10-Q and 8-K). Starting
                                                        February 22, 2023
through November 28, 2023 you used reporting forms applicable to foreign private issuers
(i.e., Forms 20-F and 6-K). On December 1, 2023 you used a Form
                                                        8-K. Please explain to
us the basis for the inconsistency in the type of form (i.e., domestic and foreign) used and
the consideration you have given to whether moving between these form types creates
confusion and/or incomplete disclosure for investors.
 Henry W. Bromley
FirstName
Kidoz Inc. LastNameHenry W. Bromley
Comapany
January 17,NameKidoz
            2024      Inc.
January
Page 2 17, 2024 Page 2
FirstName LastName
2. You disclose effective January 1, 2023 Kidoz Inc. "continued out of the jurisdiction of the
         Anguillian Business Companies Act, 2022, and into the jurisdiction of the Canada
         Business Corporations Act." In exhibit 99.4 of the Form 8-K filed January 5, 2023, you
         report effective December 9, 2022,    the Company    merged with its
subsidiary, Coral Reef
         Marketing Inc., an Anguilla Company, surviving the merger under the
name,    Kidoz Inc.
         Please explain to us who    the Company    represents for this
purpose. Additionally,
         provide us with an analysis under the Securities Act of 1933, as amended, and the regulations and rules thereunder supporting your conclusion as to whether the change in domicile is a transaction subject to registration under this act or is exempt from registration thereunder.
       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services